Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President, Regulatory Operations
U.S. Head of Listing Qualifications & Market Surveillance

By Electronic Mail

May 18, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 18, 2023, The Nasdaq Stock Market (the "Exchange") received from Kraft Heinz Foods Company and The Kraft Heinz Company (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

Floating Rate Senior Notes due 2025

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi